SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: February 19, 2008


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                           [EZCHIP TECHNOLOGIES LOGO]

         RAD SELECTS EZCHIP'S CARRIER-ETHERNET ACCESS NETWORK PROCESSORS

YOKNEAM, ISRAEL, February 19, 2008 - EZchip Technologies Ltd. (a LanOptics Ltd. company, NASDAQ:EZCH), a fabless semiconductor company providing Ethernet network processors, today announced that RAD Data Communications, a leading provider of broadband technologies for fixed and mobile operators, has selected EZchip's Access network processors, the NPA product family, for several new carrier-class products. RAD has selected EZchip's NP-2 and NP-3 high-speed network processors in the past and has now selected the recently announced NPA family of Ethernet access network processors in several of its new Ethernet-centric access platforms scheduled for release throughout 2008 and 2009.

"As a leading provider of broadband access solutions, RAD places great value on the importance of implementing new Ethernet solutions with the flexibility to support multiple services and features as enabled by EZchip's NPA family of network processors," said Amir Karo, VP Marketing, RAD Data Communications. "EZchip's versatile network processors give us a common architecture that can make efficient use of our development investments and be employed across a variety of product lines".

"EZchip is the only NPU vendor offering a series of Ethernet network processors for the carrier edge, metro and access markets, with throughputs ranging from 1-Gigabit to 100-Gigabits," said Amir Eyal, EZchip's Vice President of Business Development. "We are delighted that RAD, a leading provider of access solutions, has selected EZchip's high-speed NPUs along with our recently announced NPA access NPUs for use in its diverse product lines."

EZchip's NPUs provide Carrier Ethernet Switches and Routers (CESR) vendors and Carrier Ethernet Access vendors with flexible packet processing and integration of the key functions needed in access, metro and edge networks for delivering triple-play services. EZchip's NPU highlights include:

     o NP-2, NP-3 and NP-4 family of high-speed NPUs, providing throughput of 20Gbps, 30Gbps and 100Gbps respectively.

     o NPA family of access NPUs, providing throughput of up to 10Gbps with several chip models featuring multiple 10-Gigabit, 1-Gigabit and 100-Megabit Ethernet ports.

     o Exceptionally flexible packet processing enabling system designers to future proof their designs while delivering a variety of applications such as L2 switching, Q-in-Q, PBT, VPLS, MPLS and IPv4/IPv6 routing.

     o Integrated hierarchical traffic management enabling granular bandwidth control, assigns individual flows with specific Quality of Service
          (QoS) and enforces Service Level Agreements (SLA) for applications, services and users.

     o On-chip Operations, Administration and Management (OAM) processing offload enabling reliability and high availability in Carrier Ethernet networks.


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     o    Software compatibility across all of EZchip's NPU families enabling efficient use of vendor's engineering resources.

ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies is a fabless semiconductor company that provides Ethernet network processors. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabit per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in access, metro and edge systems that make up the new Carrier Ethernet networks. For more information on EZchip, visit our web site at http://www.ezchip.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LANOPTICS FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2008 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LANOPTICS.

Company Contact:
Daureen Green
EZCHIP TECHNOLOGIES, ISRAEL
++972-4-959-6677
dgreen@ezchip.com